UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________

Commission File Number __________________

C21 INVESTMENTS INC.
(Exact name of Registrant as specified in its charter)

British Columbia	2833	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

595 Howe Street, Suite 303
Vancouver, British Columbia V6C 2T5
Canada
(604) 336-8613
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	N/A

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
[   ]  Yes      [X]  No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [   ]  Yes   [X]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

 The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

C21 Investments Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

On or about December 7, 2016, the Company (formerly known as Curlew Lake Resources, Inc. (SEC File No. 000-31216)) entered into an Offer of Settlement with the Division of Enforcement of the United States Securities and Exchange Commission (“SEC”) arising out of the Company’s failure to file its periodic reports pursuant to the Exchange Act. The Company consented to the entry of an administrative order under Section 12(j) of the Exchange Act. This resulted in a revocation of the registration of all classes of the Company’s securities registered pursuant to Section 12 of the Exchange Act, and restricted any member of a national securities exchange, broker, or dealer in the United States, from effecting transactions in the Company’s common shares in the United States. The Company is filing this Form 40-F registration statement with the SEC to re-register its class of common shares under Section 12(g) of the Exchange Act.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Management Discussion and Analysis for the year ended January 31, 2018 filed as Exhibit 99.2 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.80, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.80, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of the Issuer’s Securities” in the Registrant’s CSE Form 2A Listing Statement, dated June 14, 2018, attached hereto as Exhibit 99.51.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2018, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2293 and U.S.$1.00 = Cdn.$ 1.3016 on August 22, 2018.

CONTRACTUAL OBLIGATIONS

The following table lists, as of January 31, 2018, information with respect to the Registrant’s known contractual obligations:

	Less than	1-3	3-5	More than
	1 year	years	years	5 years	Total
Contractual Obligations[2]	$—	$—	$—	$—	$—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s
Balance Sheet under the GAAP of the primary financial statements[1]	—	70,300	—	—	70,300
	$—	$70,300	$—	$—	$70,300

1

Provisions for reclamation obligation: The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

2	Obligations pursuant to the purchase of Eco Firma Farms, as fully described in the Material Change Report dated July 30, 2018.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC.

By:	/s/ Michael Kidd
Name: Michael Kidd
Name: Chief Financial Officer

Date: August 24, 2018

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Audited Financial Statements for the years ended January 31, 2018 and 2017

99.2	Management’s Discussion and Analysis for the year ended January 31, 2018

99.3	Certification of Annual Filings Venture Issuer Basic Certificate by CFO dated March 21, 2018

99.4	Certification of Annual Filings Venture Issuer Basic Certificate by CEO dated March 21, 2018

99.5	News Release dated April 27, 2017

99.6	Material Change Report dated May 12, 2017

99.7	Audited Financial Statements for the years ended January 31, 2017 and 2016

99.8	Management Certification of Participation Fee for Class 1 Reporting Issuers and Class 3B Reporting Issuers dated May 29, 2017

99.9	Management’s Discussion and Analysis for the year ended January 31, 2017

99.10	Certification of Annual Filings Venture Issuer Basic Certificate by CFO dated May 29, 2017

99.11	Certification of Annual Filings Venture Issuer Basic Certificate by CEO dated May 29, 2017

99.12	Report of Management and Directors on Oil and Gas Disclosure dated May 29, 2017

99.13	Statement of Reserves Data and Other Oil and Gas Information for the year ended January 31, 2017

99.14	Report of Exempt Distribution dated May 30, 2017

99.15	News Release dated May 30, 2017

99.16	Material Change Report dated May 30, 2017

99.17	Condensed Interim Financial Statements for the three months ended April 30, 2017 (unaudited)

99.18	Management Discussion and Analysis for the three months ended April 30, 2017

99.19	Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated June 1, 2017

99.20	Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated June 1, 2017

99.21	Statement of Execution Compensation for the year ended January 31, 2017

99.22	News Release dated July 28, 2017

99.23	Material Change Report dated July 28, 2017

99.24	Condensed Interim Financial Statements for the six months ended July 31, 2017 (unaudited)

99.25	Management’s Discussion and Analysis for the six months ended July 31, 2017

99.26	Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated August 2, 2017

99.27	Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated August 2, 2017

99.28	Material Change Report dated August 3, 2017

99.29	Material Change Report dated October 16, 2017

99.30	Notice of Annual General Meeting of Security Holders and Record Date dated October 27, 2017

99.31	Condensed Interim Financial Statements for the nine months ended October 31, 2017 (unaudited)

99.32	Management’s Discussion and Analysis for the nine months ended October 31, 2017

Exhibit	Description

99.33	Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated November 22, 2017

99.34	Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated November 22, 2017

99.35	Certificate of Change of Name dated November 24, 2017

99.36	Material Change Report dated November 24, 2017

99.37	Notice of Annual General Meeting of Shareholders and Record Date dated November 24, 2017

99.38	Management Information Circular dated November 24, 2017

99.39	Form of Proxy for Annual General Meeting of Shareholders to be held on December 28, 2017

99.40	Material Change Report dated January 25, 2018

99.41	Material Change Report dated January 30, 2018

99.42	Management Certification of Participation Fee for Class 1 Reporting Issuers and Class 3B Reporting Issuers dated March 21, 2018

99.43	News Release dated March 28, 2018

99.44	Report of Exempt Distribution dated April 3, 2018

99.45	Report of Exempt Distribution dated April 6, 2018 (amended)

99.46	Report of Exempt Distribution dated April 9, 2018 (amended)

99.47	Material Change Report dated April 10, 2018

99.48	Material Change Report dated April 10, 2018 (amended)

99.49	Cover Letter dated May 18, 2018

99.50	Report of Exempt Distribution dated May 29, 2018 (amended)

99.51	CSE Form 2A Listing Statement dated June 14, 2018

99.52	Material Change Report dated June 18, 2018

99.53	Material Change Report dated June 19, 2018

99.54	News Release dated June 21, 2018

99.55	News Release dated June 26, 2018

99.56	Report of Exempt Distribution dated June 26, 2018 (amended)

99.57	Condensed Interim Financial Statements for the three months ended April 30, 2018 (unaudited)

99.58	Management’s Discussion and Analysis for the three months ended April 30, 2018

99.59	Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated June 27, 2018

99.60	Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated June 27, 2018

99.61	News Release dated June 28, 2018

99.62	News Release dated July 6, 2018

99.63	News Release dated July 9, 2018

99.64	News Release dated July 9, 2018

99.65	Management’s Discussion and Analysis for the three months ended April 30, 2018 (amended)

99.66	Cover Letter dated July 10, 2018

99.67	Certification of Refiled Interim Filings Venture Issuer Basic Certificate by CFO dated July 10, 2018

Exhibit	Description

99.68	Management’s Discussion and Analysis for the three months ended April 30, 2018 (amended)

99.69	Cover Letter dated July 11, 2018

99.70	Certification of Refiled Interim Filings Venture Issuer Basic Certificate by CEO dated July 11 2018

99.71	Certification of Refiled Interim Filings Venture Issuer Basic Certificate by CFO dated July 11, 2018

99.72	News Release dated July 16, 2018

99.73	Material Change Report dated July 24, 2018

99.74	Statement of Execution Compensation for the year ended January 31, 2018

99.75	Material Change Report dated July 30, 2018

99.76	Material Change Report dated July 30, 2018

99.77	News Release dated July 31, 2018

99.78	Notice of Annual General Meeting of Security Holders and Record Date dated August 2, 2018

99.79	News Release dated August 13, 2018

99.80	Consent of Davidson & Company LLP

99.81	Consent of Davidson & Company LLP